# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Senseonics Holdings, Inc., CIK 0001616543
CUSIP: 81727U303
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 20451 SENECA MEADOWS PARKWAY, GERMANTOWN, Maryland (MD), 20876
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001595849

## Reporting persons
- Sessa Capital IM, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,437,532; sole dispositive power 0; shared dispositive power 12,437,532; aggregate amount beneficially owned 12,437,532 (9.9% of the class)
  Comment: Includes 8,000,000 shares of Common Stock issuable upon exercise of pre-funded warrants (the "Warrants"). As more fully described in Item 4, the Warrants are subject to a 9.9% blocker (the "9.9% Blocker"), and the percentage set forth on row (11) gives effect to the 9.9% Blocker. However, as more fully described in Item 4, the shares of Common Stock set forth on rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and does not give effect to the 9.9% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.9% Blocker, is less than the number of shares of Common Stock reported in rows (6), (8), and (9).
- John Petry: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,437,532; sole dispositive power 0; shared dispositive power 12,437,532; aggregate amount beneficially owned 12,437,532 (9.9% of the class)
  Comment: Includes 8,000,000 shares of Common Stock issuable upon exercise of the Warrants. As more fully described in Item 4, the Warrants are subject to the 9.9% Blocker, and the percentage set forth on row (11) gives effect to the 9.9% Blocker. However, as more fully described in Item 4, the shares of Common Stock set forth on rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and does not give effect to the 9.9% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.9% Blocker, is less than the number of shares of Common Stock reported in rows (6), (8), and (9).

## Item 1. Issuer
Name of issuer: Senseonics Holdings, Inc.
Address of issuer's principal executive offices: 20451 SENECA MEADOWS PARKWAY, GERMANTOWN, MD, 20876

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Sessa Capital IM, L.P. ("Sessa IM"), which serves as the investment manager to certain investment funds and accounts (the "Sessa Funds"), with respect to shares of common stock, par value $0.001 per share ("Common Stock"), of Senseonics Holdings, Inc., a Delaware corporation (the "Company"), held by the Sessa Funds; and

(ii) John Petry, who serves as the sole member and manager of Sessa Capital IM GP, LLC ("Sessa IM GP"), the general partner of Sessa IM, with respect to the shares of Common Stock held by the Sessa Funds.

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons and Sessa IM GP is 888 Seventh Avenue, 30th Floor, New York, NY 10019.
Citizenship: Sessa IM is a Delaware limited partnership. Sessa IM GP is a Delaware limited liability company. Mr. Petry is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The Warrants reflected on the cover pages are subject to the 9.9% Blocker whereby they are not exercisable to the extent that following such exercise, taking into account all other shares of Common Stock beneficially owned by the Reporting Persons, the Reporting Persons would beneficially own in excess of 9.9% of the Company's outstanding Common Stock.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 52,864,750 shares of Common Stock outstanding as of June 30, 2026, as reported in the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 6, 2026, and assumes the exercise of the Warrants held by the Sessa Funds, subject to the 9.9% Blocker.
Percent of class: 9.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
See Item 2(a).

Sessa Capital (Master), L.P., a Sessa Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock of the Company.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Sessa Capital IM, L.P.: /s/ John Petry, John Petry, Sole Member and Manager of Sessa Capital IM GP, LLC, its General Partner (08/14/2026)
- John Petry: /s/ John Petry, John Petry, Individually (08/14/2026)